MOODY SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17A-5

DECEMBER 31, 2024

TABLE OF CONTENTS
MOODY SECURITIES, LLC
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68069

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Moody Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9655 Katy Freeway, Suite 600
(No. and Street)

Houston	TX	77024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Engel	713-977-7500	rengel@moodysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Rosewell Road, Suite 32	Marietta	Georgia	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RobertEngel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moody Securities, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KENZIE KEEBLE
Notary Public, State of Texas
Comm. Expires 04-04-2028
Notary ID 134837649

Signature: R Engel c F O

Title:
CFO

Kenzie Keeble
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Moody Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moody Securities, LLC as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Moody Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Moody Securities, LLC's management. Our responsibility is to express an opinion on Moody Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The schedule's I -Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission and II- Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Moody Securities, LLC's financial statements. The supplemental information is the responsibility of Moody Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2024.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 3, 2025

goldman & COMPANY, CPAs
.535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

STATEMENT OF FINANCIAL CONDITION
MOODY SECURITIES, LLC
December 31, 2024

Assets

Cash and cash equivalents	$	343,491
Prepaid expenses		156,494
Total Assets	$	499,985

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	155,209
Due to other broker dealer		28,000
Total liabilities		183,209
Member's equity		316,776
Total Liabilities and Member's Equity	$	499,985

See accompanying notes to financial statements.

STATEMENT OF OPERATIONS
MOODY SECURITIES, LLC
Year ended December 31, 2024

Revenues - commissions	$ 2,618,595
Operating expenses:	
Commissions	2,261,439
General and administrative	919,507
Management fees	120,000
Registration and filing fees	34,194
Legal and professional fees	139,332
Payroll and related taxes	1,207,280
Total operating expenses	4,681,752
Net loss	$ (2,063,157)

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
MOODY SECURITIES, LLC
Year ended December 31, 2024

	Total Member's Equity
Balance at January 1, 2024	$ 538,705
Member cash contributions	1,841,228
Net loss	(2,063,157)
Balance at December 31, 2024	$ 316,776

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS
MOODY SECURITIES, LLC
Year ended December 31, 2024

Cash flows from operating activities:	
Net loss	$ (2,063,157)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	129,137
Accounts payable and accrued expenses	3,587
Due to other broker dealers	(9,058)
Net cash used in operating activities	(1,939,491)
Cash flows from financing activities:	
Member cash contributions	1,841,228
Net cash provided by financing activities	1,841,228
Net decrease in cash	(98,263)
Cash - beginning of year	441,754
Cash - end of year	$ 343,491

See accompanying notes to financial statements.

Note 1 - General information and summary of significant accounting policies:

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is the dealer manager for Moody National DST Sponsor, LLC's ("DST Sponsor") offering of the extension of unsecured promissory notes issued pursuant to DST Sponsor's 2019 offering of unsecured promissory notes to July 31, 2023. The Company offered the note holders the option to extend the maturity date of the promissory notes from July 31, 2023 to July 31, 2025. The Company receives a selling commission of up to 5.0% of the principal amount of promissory notes of DST Sponsor's offering for which the maturity date is extended, all or a portion of which could be re-allowed to participating broker-dealers. In addition, DST Sponsor pays the Company a non-accountable marketing and due diligence allowance equal to 1.0% of the principal amount of promissory notes of DST Sponsor's offering for which the maturity date is extended, a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 0.5% of the principal amount of promissory notes of DST Sponsor's offering for which the maturity date is extended. The Company may also solicit the extension of the maturity date of the promissory notes as a selling group member, thereby becoming entitled to selling commissions. The total aggregate amount of selling commissions, allowances, and placement fees will not exceed 6.5% of DST Sponsor's offerings. There was no revenue from DST Sponsor in 2024.

The Company is also the dealer manager for Moody National Financial Fund II, LLC's ("Financial Fund II") offering of limited liability units in Financial Fund II. The Company receives a selling commission of up to 6.0% of purchase price of limited liability units sold in Financial Fund II's offering, all or a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 0.5% of the purchase price of limited liability units sold in Financial Fund II's offering and the Company receives a non-accountable marketing and due diligence allowance equal to 1.0% of the purchase price of limited liability units sold in Financial Fund II's offering, a portion of which could be re-allowed to participating broker-dealers. There was no revenue from Financial Fund II in 2024.

Note 1 - General information and summary of significant accounting policies - continued

Description of business - continued

The Company is the dealer manager for Moody Rainey DWTN Austin DST's ("Rainey DWTN Austin DST") offering of beneficial ownership interests. The Company receives a selling commission of up to 6.0% of purchase price of beneficial interests sold in Rainey DWTN Austin DST's offering, all or a portion of which could be re-allowed to participating broker-dealers. In addition, Rainey DWTN Austin DST pays the Company a non-accountable marketing and due diligence allowance equal to 1.0% of purchase price of beneficial interests sold in Rainey DWTN Austin DST's offering, a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 1.0% of purchase price of beneficial interests sold in Rainey DWTN Austin DST's offering. The Company may sell beneficial ownership interests in Rainey DWTN Austin DST as a selling group member, thereby becoming entitled to selling commissions. The total aggregate amount of selling commissions, allowances, and placement fees will not exceed 8.0% of purchase price of beneficial interests sold in Rainey DWTN Austin DST's offering.

The Company is the dealer manager for Moody Village Towers DST's ("Village Towers DST") offering of beneficial ownership interests. The Company receives a selling commission of up to 6.0% of purchase price of beneficial interests sold in Village Towers DST's offering, all or a portion of which could be re-allowed to participating broker-dealers. In addition, Village Towers DST pays the Company a non-accountable marketing and due diligence allowance equal to 1.0% of purchase price of beneficial interests sold in Village Towers DST's offering, a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 1.0% of purchase price of beneficial interests sold in Village Towers DST's offering. The Company may sell beneficial ownership interests in Village Towers DST as a selling group member, thereby becoming entitled to selling commissions. The total aggregate amount of selling commissions, allowances, and placement fees will not exceed 8.0% of purchase price of beneficial interests sold in Village Towers DST's offering.

Note 1 - General information and summary of significant accounting policies - continued

Basis of presentation

The Company has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority. The Company is evaluating accounting standards and will implement as required.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company was formed as a limited liability company and is treated as a sole proprietorship for federal income tax purposes. The earnings and losses of the Company are included in the member's income tax return. Consequently, the Company's income or loss is presented without a provision for federal and state income taxes. The Company's income or loss is allocated to the member in accordance with the organizational agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. The Company does not file composite state income tax returns. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the member and not to the Company.

As of December 31, 2024, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Note 1 - General information and summary of significant accounting policies - continued

Single Entity Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of wholesaling services to other broker-dealers. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total revenues from a single external customer in 2024.

Cash and cash equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than 90 days.

Revenue recognition policy

All of the Company's revenues are considered to be revenues from contracts with customers. The Company does not have customer accounts receivable or obligations for warranties, returns or refunds to customers. The Company does not have revenue recognized from performance obligations that were satisfied in prior periods, and the Company does not have any transaction price allocated to unsatisfied performance obligations. No judgements or estimates are necessary in the identification and timing of satisfaction of performance obligations and the related allocation of transaction price. The Company believes that the Company's recognized revenue represents a faithful depiction of the transfer of services to the Company's customers.

The Company earns revenue through various investment banking activities primarily as an advisor in services related to debt and equity securities offerings. Commissions and management fee revenues are generally earned and recognized only upon satisfaction of the performance obligation. The performance obligation is deemed to be satisfied when the investor's funds are received by the issuer and all other terms of the subscription agreement have been met.

Note   1 - General information and summary of significant accounting policies - continued

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Fair value of financial instruments

The Company's financial instruments consist of cash. The carrying amount of cash approximates fair value because of the short-term nature of this item.

Note   2 - Related party transactions:

Effective January 1, 2016, the Company entered into an office and administrative services agreement with a Company affiliated with its sole member through common ownership structured in accordance with the broker-dealer expense reporting provisions established by the U.S. Securities and Exchange Commission ("SEC"). On July 1, 2016, the Company entered into a new office and administrative services agreement with this Company affiliated with its sole member on the same terms and conditions as the January 1, 2016 agreement. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. The Company paid $120,000 in management fees to this affiliate during the year ended December 31, 2024.

Effective January 1, 2016, the Company entered into a sublease agreement with an affiliate under common ownership to lease office space in Houston, Texas for $1,000 per month. Total rent expense related to this agreement for the year ended December 31, 2024 was $12,000. Effective January 1, 2024, the termination date was extended for an additional one year term from December 31, 2023 to December 31, 2024 and subsequently to December 31, 2025. The Company also reimbursed this affiliate during 2024 for approximately $21,000 of direct expenses paid on the Company's behalf.

Note 3 - Concentrations

The Company received all of its revenue of $2,618,595 for the year ended December 31, 2024 from Rainey DWTN Austin DST and Village Towers DST, related parties through common control.

Note 4 - Consulting agreement:

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide financial and regulatory reporting services and FINRA compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's fixed fee contract. Consulting fees incurred to MGL were approximately $99,000 for the year ended December 31, 2024.

Note 5 - Net capital requirements:

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2024, the Company's net capital, as defined, of $160,282 exceeded the required minimum of $12,214 by $148,068 and its ratio of aggregate indebtedness to net capital was 1.1430 to 1.0.

Note 6 - Subordinated liabilities:

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2024.

Note 7 - Subsequent events:

Management has evaluated subsequent events as of March 3, 2025, which is the date that the financial statements were available for issuance, and has determined that there are no subsequent events to be reported.

Note 8 - Going concern:

To date, the Company has received its funding from contributions from its sole member and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its member. The Company's sole member is committed to funding operations for the next 24 months so that the Company can meet obligations and net capital requirements.

SUPPLEMENTAL INFORMATION

SCHEDULE I: NET CAPITAL COMPUTATION UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MOODY SECURITIES, LLC
December 31, 2024

Net capital requirement, the greater of:		$ 12,214
1/15 of Aggregate Indebtedness	$ 12,214	
Minimum Dollar Requirement	5,000	
Net capital		160,282
Excess Net Capital:		$ 148,068
Aggregate indebtedness		$ 183,209
Excess net capital @ 100% (Net capital, less 10% aggregate indebtedness)		$ 141,961
Ratio of aggregate indebtedness to net capital		1.1430 to 1.0
Ratio of subordinated indebtedness to debt/equity total		N/A
120% of required capital		$ 14,657
Net capital in excess of 120% of required net capital		$ 145,625
Total assets		$ 499,985
Less - total liabilities		183,209
Net worth		316,776
Deductions from and/or charges to net worth:		
Total non-allowable assets	$ 156,494	
Other deductions or charges	-	
Total deductions from net worth		156,494
Net capital before haircuts on securities positions		160,282
Haircuts on securities:		
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	-
Net capital		$ 160,282
Reconciliation with the Company's Computation (included in Part II of Form X-17A-5) as of December 31, 2024:		
Net capital, as reported in the Company's Part II (unaudited): Focus Report		$ 160,282
Audit adjustments: None		-
Net capital, per above		$ 160,282

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issured by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers, and (3) does not carry PAB accounts.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers, and (3) does not carry PAB accounts.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Moody Securities, LLC

We have reviewed management's statements for the year ended December 31, 2024, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Moody Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for private placement of securities, sales of limited partnerships, tax sheltered private placement funds and non listed real estate investment trusts. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Moody Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 3, 2025

goldman & COMPANY, CPAS

535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



Moody Securities, LLC's Exemption Report

Moody Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) broker or dealer selling tax shelters or limited partnerships in primary distributions; and (3) broker or dealer selling registered, non-listed Real Estate Investment Trusts ("REITs"), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Moody Securities, LLC

I, Robert Engel, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

R Engel, CFO
Signature

CFO
Title

January 23, 2025